Collier Creek Holdings

200 Park Avenue, 58th Floor

New York, New York 10166

July 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Collier Creek Holdings

Registration Statement on Form S-4

Filed June 12, 2020

File No. 333-239151

Dear Mr. Chinos:

This letter sets forth responses of Collier Creek Holdings (the “Company” or “Collier Creek”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 9, 2020, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-239151) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

General

1.	Staff’s Comment: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We further note on page 134, that the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In addition, on page 198, we note your disclosure that the provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that that the exclusive forum provision in your Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings. Please consider revising your disclosure for consistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 135 and 202 of the proxy statement/prospectus included as part of Amendment No. 1, and revised the form of proposed certificate of incorporation of the Company following the Business Combination, attached to Amendment No. 1 as Annex A, to be consistent with the revised disclosure.

2.	Staff’s Comment: Please clarify whether the company will be a “controlled company” under the definition of the New York Stock Exchange following the consummation of the business combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate.

Response: The Company acknowledges the Staff’s comment and has included a new risk factor on page 118 of the proxy statement/prospectus included as part of Amendment No. 1 to address the comment.

Non-GAAP Financial Measures, page 48

3.	Staff’s Comment: We have reviewed your presentation of non-GAAP measures on pages 48 to 53 and elsewhere in the filing. It is unclear to us how this presentation complies with Regulation G, Item 10(e) of Regulation S-K and the related staff guidance in the Compliance and Disclosure Interpretations (CDIs). Please explain to us in detail how each of the adjustments made to arrive at each of your non-GAAP measures comply with these rules and staff guidance. For example, some measures appear to substitute individually tailored recognition and measurement methods for those of GAAP; some adjustments appear to change the recognition pattern of amounts found in your GAAP financial statements; and others appear to exclude normal, recurring, cash operating expenses necessary to operate your business. We also note that not all adjustments described in note 2 appear to be non-cash in nature. Please explain.

Response: Utz Brands Holdings, LLC (“Utz”) presents adjustments to its non-GAAP measures and the disclosure related to them in order to provide additional information to the Company’s shareholders to help understand Utz’s business and results of operations. The Company respectfully advises the Staff that the Company and Utz have carefully considered the guidance in Regulation G, Item 10(e) of Regulation S-K and the related staff guidance in the CDIs in making adjustments to Utz’s non-GAAP measures. Below the Company describes the background of each of the adjustments that the Company and Utz have made and why the Company and Utz believe the adjustments are consistent with the Staff’s guidance. Further, the Company acknowledges the Staff’s comment #4 below and have made several amendments to the non-GAAP measures presentation after carefully considering the guidance referenced in that comment, and the Company has referenced to those revised adjustments in its response below.

Adjusted Net Sales and Adjusted Gross Profit (Refer to page 49 of the proxy statement/prospectus included as part of Amendment No. 1)

IO discounts adjustments (for both Adjusted Net Sales and Adjusted Gross Profit)

The purpose of adjusting Independent Operator (“IO”) discounts for Adjusted Net Sales and Adjusted Gross Profit is to present Net Sales and Gross Profit growth rates and gross profit margins across the periods on a comparable basis that is most useful to the Company’s shareholders. We note that IO discounts are presented as an adjustment to Adjusted Net Sales and Adjusted Gross Profit measures only (to facilitate comparability of growth rates and margin measures over periods), and are not added back to Adjusted EBITDA.

Utz records distribution costs in Selling and Administrative Expenses for its own Route Sales Professional (“RSP”) employees but records IO discounts as a reduction to Net Sales for its network of IOs, in accordance with ASC 606 guidance. Beginning in fiscal 2017, Utz began to pursue a strategic initiative to convert its RSP routes to IO distribution. That conversion, expected to be substantially completed in fiscal 2021, has shifted the presentation of distribution costs on the income statement from Selling and Administrative Costs for RSPs (a gross basis) to a reduction of Net Sales for IOs (a net basis) as IO conversions have occurred. The Company and Utz have included this adjustment and presentation of Adjusted Net Sales and Adjusted Gross Profit to provide the Company’s shareholders with a more comparable view of growth and margin trends of Utz excluding the impact from the shift of distribution cost from Selling and Administrative Expenses to Net Sales resulting from the IO conversions. The Company and Utz believe that excluding this adjustment, and therefore omitting the Adjusted Net Sales and Adjusted Gross Profit non-GAAP measures, would be misleading to the Company’s shareholders when reviewing net sales and gross profit growth and margin trends. The Company and Utz also note that the IO discounts adjustment will not be needed for periods after the IO conversion initiative is completed as the growth rates of Net Sales and Gross Profit will be on a comparable basis.

Depreciation and Amortization (for Adjusted Gross Profit)

The adjustment for Depreciation and Amortization is consistent with the definition of such items under U.S. Generally Accepted Accounting Principles (“GAAP”). As depreciation and amortization is non-cash and is impacted by fair value adjustments for intangible and tangible assets in purchase accounting which is not representative of Utz’s capital expenditures and which distorts gross profit, Utz adjusted depreciation and amortization for Adjusted Gross Profit in order to provide an operating view of this performance measure that is more consistent with normal operating gross profit without significant impacts from purchase accounting events.

Pro Forma Adjusted Net Sales and Pro Forma Adjusted Gross Profit

The Company acknowledges the Staff’s comment #4 and respectfully advises the Staff that the Company and Utz have considered CDI 101.05 and amended the reconciliation of Pro Forma Adjusted Net Sales and Pro Forma Adjusted Gross Profit on page 49 of the proxy statement/prospectus included as part of Amendment No. 1, to begin reconciliations with pro forma measures that are disclosed in the Unaudited Pro Forma Condensed Combined Financial Information section of the proxy statement/prospectus included as part of Amendment No. 1 (the “Unaudited Pro Forma Financial Information”). The Company and Utz have also carefully assessed and concluded that Adjusted Net Sales and Adjusted Gross Profit including IO discount adjustments are not consistent with the guidance in Article 11 of Regulation S-X for pro forma information, and therefore the Company and Utz have relabeled Pro Forma Adjusted Net Sales and Pro Forma Adjusted Gross Profit to be presented as Further Adjusted Net Sales and Further Adjusted Gross Profit, respectively.

EBITDA (refer to page 50 of the proxy statement/prospectus included as part of Amendment No. 1)

Income Tax (Benefit) or Expense, Depreciation and Amortization, Interest Expense, Net, and Interest Income (IO loans)

EBITDA is one of the non-GAAP measures allowable under Regulation G Item 10(e) of Regulation S-K, and each of the adjustments for interest, tax, depreciation and amortization are consistent with the GAAP definition of such items. Therefore, the Company and Utz have concluded that these adjustments are appropriate.

Adjusted EBITDA (refer to page 50 of the proxy statement/prospectus included as part of Amendment No. 1)

Certain Non-Cash Adjustments

Certain Non-Cash Adjustments include the following:

Adjustments for incentive program

The purpose of this adjustment is to exclude non-operational and non-cash expenses recorded for the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (as amended, the “2018 LTIP”) in the periods presented. Utz established the 2018 LTIP program as a one-time compensation program to incentivize and retain various executives with Utz. All awards for phantom units under the 2018 LTIP (“Phantom Units”) are payable only upon the earlier of December 31, 2021 or upon a change of control of Utz Quality Foods, LLC, Utz’s principal operating company. Utz records a “mark to market” estimated liability based on a valuation of Utz and that can fluctuate period to period based on non-operating factors (e.g. market conditions, peer valuations, etc.) and amortize the liability through 2021. As part of this contemplated transaction, the 2018 LTIP awards for Phantom Units will be converted into awards under the 2020 Long-Term Incentive Plan (the “2020 LTIP”), which is a sub-plan under the Company’s 2020 Omnibus Equity Incentive Plan that will become effective at the closing of the Business Combination. In connection with the Business Combination, existing Phantom Unit award holders may elect to retain their Phantom Unit awards or exchange them for Restricted Share Units. Phantom unit awards under the 2020 LTIP (as converted from the 2018 LTIP) can be settled in either cash or publicly traded stock at the Company’s option and the Company intends to settle any remaining Phantom Units with publicly traded stock. No new grants are permitted under the 2020 LTIP and it is not a recurring program. As the Company does not intend to pay the value of any awards under the 2020 LTIP in cash, the Company and Utz have concluded it is appropriate to include the historic “mark to market” accruals for this program as a non-cash adjustment in Adjusted EBITDA. The Company and Utz also consider these expenses as analogous to non-cash P&L expenses related to stock-based compensation, which is generally permissible under Regulation S-X and added back to Adjusted EBITDA reported by several publicly-traded peer companies in Utz’s sector.

Adjustments for forward purchase commitments

From time-to-time, Utz enters into contracts for forward purchase commitments to purchase specific quantities of certain key ingredients at fixed prices to manage the volatility in commodity input prices. These contracts generally do not exceed two years. The purpose of the adjustment is to exclude the non-cash change in the liability for the loss on forward purchase commitments that will not be cash settled.

Adjustment for brand impairments

Utz recorded non-cash charges to recognize the impairment on certain acquired brand assets during the periods presented. These charges were adjusted in the presentation of adjusted EBITDA as they represent non-cash charges.

Adjustment for write-off of computer hardware and software from companies acquired

Utz recorded non-cash charges to write-off certain computer hardware and software assets during the periods presented that were acquired in business acquisitions. These assets were written off as Utz integrated the acquired businesses and the assets were taken out of service or disposed. These charges were adjusted in the presentation of adjusted EBITDA as they represent non-cash charges.

Adjustment on non-cash loss due to sale of plants damaged by fire

In fiscal 2017, Utz sold one of its manufacturing facilities that was damaged by fire for consideration below its carrying cost. These net loss charges were adjusted in the presentation of Adjusted EBITDA as it represents a non-operating and non-cash charge of Utz.

Adjustment for RILP minority interest earnings

In fiscal 2017, Utz recorded minority interest earnings related to Rice Investments, L.P. (“RILP”), a consolidated entity of Utz, as a net expense of Utz, which is different from fiscal 2018 and fiscal 2019 where such earnings were recorded to the RILP minority interest in the combined balance sheet of Utz. The adjustment represents the exclusion of such net expense from the fiscal 2017 GAAP net income to improve the comparability of the non-GAAP measure. RILP was merged into Utz as of the first day of fiscal 2020 and Utz is fully consolidating the entity and eliminating any minority interest or expense related to such entity going forward.

Packaging design costs

The purpose of this adjustment is to apply the same accounting policy for packaging design costs in all periods presented to present the costs on a comparable basis that is most useful to the Company’s shareholders. In fiscal 2019, Utz implemented a new accounting policy for packaging design costs. The Company and Utz believe the presentation of the GAAP measure is not comparable for the Company’s shareholders if packaging design costs would be presented under different accounting policies during comparative periods presented.

In fiscal 2017 and fiscal 2018, packaging design costs were recorded as expenses as incurred, whereas in fiscal 2019, Utz changed its accounting policy for packaging design costs to capitalize and amortize packaging design costs that are expected to generate future economic benefit for Utz. These costs are then amortized and are adjusted as part of the Depreciation and Amortization adjustment of EBITDA. Utz adjusted its audited financial statements of fiscal 2019 but did not retrospectively adjust fiscal 2017 and fiscal 2018 as a result of the change in accounting policy as such adjustments were not material for GAAP purposes. For the purposes of consistency, Utz adjusted packaging design costs in the Adjusted EBITDA non-GAAP measure for fiscal 2017 and fiscal 2018 to conform to the accounting policy implemented in fiscal 2019.

The Company and Utz have carefully considered the nature of this adjustment and concluded that it is more appropriate to present it in another standalone adjustment rather than including it as part of the Certain Non-Cash Adjustments line item. Accordingly, Utz has removed packaging design costs adjustment from the Certain Non-Cash Adjustments and now present this adjustment under the Change in Accounting Policy and Estimate adjustments line item.

Adjustment for trade spend reserve methodology

The purpose of this adjustment is to present the actual 12 months of trade spend expenses of Utz in the periods presented. Utz’s period end trade spend reserve is comprised of (i) trade spend claims incurred and received but not settled, and (ii) trade spend claims incurred but not received or settled. Utz developed and implemented a new system for estimating the trade spend accrual beginning in Q4 2018 and completed in fiscal 2019 which provided Utz with improved data to more accurately estimate the trade spend incurred but not received portion of its trade spend reserve. This improved data was not available in fiscal 2017 and fiscal 2018 to reasonably estimate the incurred not received portion of trade spend reserves. The accrual and increased reserve resulting from this improved data was determined to be a change in accounting estimate event in accordance with ASC 250-10 in Utz’s fiscal 2019 financial statements, and therefore Utz did not retrospectively adjust its audited financials in fiscal 2017 and fiscal 2018.

The change in accounting estimate event resulted in incremental trade spend expense recorded to present appropriate trade spend reserves as the implementation of the new system and reserve methodology was started in Q4 2018 and further refined in fiscal 2019. These incremental trade spend expenses, recorded to present an appropriate period end reserve, resulted in more than 12 months of actual trade spend expense in fiscal 2018 and 2019. This trade spend adjustment to Adjusted EBITDA presents the measure as if the new system and methodology had been in place for all years presented with full trade spend reserves recorded at each period end and the actual 12 months of trade spend activity reported in the period incurred. The Company and Utz believe this adjustment is important to present a fully comparable Adjusted EBITDA measure across the periods presented and facilitate a Company’s shareholder’s evaluation of Utz’s operating results with a consistent trade spend reserve estimate methodology and 12 months of actual expense incurred for each of the periods presented.

The Company and Utz have carefully considered the nature of this adjustment and concluded that it is more appropriate to present it in another standalone adjustment rather than including it as part of the Certain Non-Cash Adjustments line item. Accordingly, Utz has removed the trade spend adjustment from the Certain Non-Cash Adjustments and now presents this adjustment under the Change in Accounting Policy and Estimate adjustments line item.

Acquisition and Integration

Acquisition and Integration adjustments include the following:

Adjustment for Transaction-Related Acquisition and Integration Costs

These adjustments include the exclusion of transaction services, due diligence, consulting, accounting and legal fees, and other transaction and integration-related expenses incurred for recent acquisition activities, including Golden Flake, Inventure, Kennedy, Kitchen Cooked, and the Business Combination with Collier Creek. These transaction-related expenses usually occur within the 12-24 months surrounding each acquisition and are not on-going expenses that are necessary to operate the Utz business or the acquired businesses, but rather represent expenses that are directed at permanently altering Utz’s operations for the long term through acquisition-related activities. While the Company and Utz do not believe acquisitions are recurring, normal expenses needed to operate Utz’s business, Utz nevertheless does not refer to these costs as “non-recurring” due to Utz’s recent history of acquisitions based on the guidance noted at CDI 102.03. The Company and Utz have concluded that these do not represent operating charges that are not necessary to operate Utz’s business and are appropriate adjustments to the non-GAAP Adjusted EBITDA measure.

Adjustment for the Denver plant sale

This adjustment excludes the impact from the sale of Utz’s Denver manufacturing facility. The Denver facility was acquired in fiscal 2015 as part of Utz’s acquisition of Condor Snack Company. The Denver plant was subsequently sold upon the integration of the Inventure business with Utz’s operations, as Inventure’s plants in Arizona and Indiana obviated the need for the plant in Denver. Utz adjusted the assets’ write-off and the sale proceeds in fiscal 2018 and fiscal 2019, respectively, in accordance with the requirement to exclude both charges and gains based on the guidance noted at CDI 100.03. The Company and Utz have concluded that these acquisition and integration cost savings activities do not represent operating charges that are necessary to operate Utz’s business, and thus are appropriate adjustments to the non-GAAP Adjusted EBITDA measure.

Business Transformation Initiatives

Business Transformation Initiatives adjustments include the following:

IO conversion

Utz has a one-time IO conversion initiative, spanning several years, to convert distribution routes from those operated by Utz’s RSP employees to those operated by IOs. This IO conversion process is expected to be substantially completed by the end of fiscal 2021. Given the number of routes to be converted, the execution of such initiative must be spread over a several year period of time. The volume of IO conversions will be minimal after this initiative is completed. These adjustments represent the exclusion of one-time costs incurred, which are primarily the severance paid by Utz due to the elimination of a discrete group of Utz employees which are primarily RSPs, as well as net proceeds received by Utz from selling trucks and distribution routes to IOs. Utz adjusted both the expenses and gains due to this one time initiative in accordance with the requirement to exclude both charges and gains based on CDI 100.03. These adjustments reduced the non-GAAP measure by $7.6 million, $5.0 million, and $7.8 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively. The Company and Utz have concluded that these gains and charges do not represent operating activities which are necessary to operate Utz’s business, and are appropriate adjustments to the non-GAAP Adjusted EBITDA measure.

Corporate reorganization

The key purpose of these adjustments is to exclude expenses, mainly consultancy, legal fees, and personnel expenses such as severance, incurred by Utz for strategic initiatives that focused on reshaping and streamlining the business. These initiatives can be primarily categorized into (i) strategic assessments of Utz’s business following investments by a minority private equity investor, (ii) strategic assessments following significant acquisition events, and (iii) activities in preparation for an eventual Utz transaction such as the contemplated Business Combination. Utz entered into discrete engagements with consultants and service providers to facilitate the implementation of these initiatives that typically last for 12 to 24 months. Expenses incurred were not necessary to operate Utz’s business, but rather expenses that were directed at permanently altering Utz’s operations for the long term. Excluding these non-operating expenses that are not necessary to operate Utz’s business from the non-GAAP measure provides the Company’s shareholders with a view of Utz’ ongoing business operations that the Company and Utz believe is useful to them.

Utz has also made adjustments for certain (i) Rice/Lissette family-related costs that will no longer be incurred by Utz as a public company following the Business Combination and (ii) charitable donations that Utz had made historically at the direction of the family owners. In light of the pending Business Combination between the Company and Utz, the Company and Utz have determined that the public company will no longer make charitable donations at the direction of the family owners. Further, Utz adjusted certain historical family executive compensation arrangements that were paid by Utz to family member executives. Going forward, Utz and the Company have agreed with certain employees of Utz, who are members of the Rice/Lissette family, to reset cash compensation to reflect market rates, leveraging peer benchmarking by a third-party compensation consulting firm. The Company and Utz have concluded that these represent unusual, family-related, non-operating charges that are appropriate adjustments to the non-GAAP Adjusted EBITDA measure. The Company and Utz believe they provide the Company’s shareholders with a more accurate view of the cost structure of Utz’s operating business absent certain unique expenses linked to historical family ownership and under the expected operating structure as a direct subsidiary of a public company.

Financing-Related Costs

These adjustments represent the exclusion of certain cash and non-cash costs incurred for financing activities of Utz to support various capital events, as disclosed by the Company and Utz. These expenses were incurred to raise debt and preferred equity capital for acquisitions and for private equity investments and strategic exits. These capital events were not entered into by Utz to support its normal operating needs and are not necessary to operate Utz’s business. The Company and Utz have concluded that these represent non-operating charges and are appropriate adjustments to the non-GAAP Adjusted EBITDA measure. For instance, in fiscal 2019, these adjustments primarily reflect the add back of the non-cash write-off of deferred financing costs upon the repayment of Utz’s second lien credit facilities, following a preferred equity investment, which was a one-time non-cash expense unrelated to Utz’s normal operations.

Pro Forma Adjusted EBITDA (amended to Further Adjusted EBITDA on page 50 of the proxy statement/prospectus included as part of Amendment No. 1)

Integration Related Cost-Savings Adjustments and Public Company Costs Adjustments

These adjustments represent integration-related cost savings that the Company and Utz expect Utz to achieve through integration initiatives for the fiscal 2019 Kennedy Acquisition and fiscal 2020 Kitchen Cooked Acquisition, as well as incremental costs anticipated for Utz to operate as a direct subsidiary of a public company following the closing of the Business Combination. These adjustments were included in the projections and forecasts exchanged between Utz and the Company in connection with the proposed Business Combination transaction, as they were used to negotiate the Business Combination and transaction value. These adjustments are relevant to the Company’s shareholders to understand the business and were considered to drive the deal valuation and the forecasts used for the transaction negotiations. The Company and Utz have concluded the inclusion of these adjustments is useful and important to the Company’s shareholders in order to understand the forecasted impact of these initiatives to the financial results of Utz.

Although the Company and Utz respectfully advise the Staff that the inclusion of these adjustments will provide useful information to the Company’s shareholders, the Company and Utz carefully reviewed the Staff’s comment #4 in this comment letter and acknowledged these adjustments are not consistent with the guidance found in Article 11 of Regulation S-X, and therefore the Company and Utz have revised the labeling of Pro Forma Adjusted EBITDA to Further Adjusted EBITDA in the proxy statement/prospectus included as part of Amendment No. 1.

4.	Staff’s Comment: In addition, it is unclear to us how the pro forma information, including pro forma non-GAAP information, contained in this section relates to your presentations found on pages 203 to 224. We would expect it to be consistent with the guidance found in Article 11 of Regulation S-X. Please explain. Further, tell us in detail about the adjustments included in the Kennedy and Kitchen Cooked measures of pre-acquisition Adjusted EBITDA and how they comply with the non-GAAP rules cited in the previous paragraph. Finally, it is not clear whether the pro forma amounts are intended to replace GAAP amounts for purposes of your non-GAAP reconciliations as allowed by CDI 101.05, to adjust for items that did not meet the criteria for adjustment in your Article 11 presentation, or both.

Response: The Company and Utz acknowledge the Staff’s comment on consistency between pro forma non-GAAP information and the Unaudited Pro Forma Financial Information that was prepared in accordance with guidance found in Article 11 of Regulation S-X. The Company and Utz have carefully assessed the nature of the non-GAAP measure adjustments and have relabeled Pro Forma Adjusted Net Sales, Pro Forma Adjusted Gross Profit, and Pro Forma Adjusted EBITDA to Further Adjusted Net Sales, Further Adjusted Gross Profit, and Further Adjusted EBITDA, respectively. Refer to the response above to comment #3 for discussion on adjustments for those non-GAAP measures.

The Company and Utz also acknowledge the Staff’s comment on seeking details about the adjustments included in the Kennedy and Kitchen Cooked measures of pre-acquisition Adjusted EBITDA. The Company and Utz have carefully reviewed the Further Adjusted EBITDA (referred to as Pro Forma Adjusted EBITDA in the proxy statement/prospectus included as part of that certain Registration Statement on Form S-4 filed by the Company with the Commission on June 12, 2020 (the “Initial Registration Statement”)) reconciliation, in particular the Kennedy Pre-Acquisition Adjusted EBITDA adjustment and Kitchen Cooked Pre-Acquisition Adjusted EBITDA adjustment, and concluded these items should be relabeled as Kennedy Pre-Acquisition EBITDA and Kitchen Cooked Pre-Acquisition Net Income. Kennedy Pre-Acquisition EBITDA was derived by utilizing the Kennedy Pre-Acquisition Net Income as disclosed in Note 4 Reclassifications and Adjustments to Historical Information of Utz for the period ended December 29, 2019 of the Unaudited Pro Forma Financial Information and excluding depreciation and amortization. Kitchen Cooked Pre-Acquisition Net Income was a direct abstract from the same note in the Unaudited Pro Forma Financial Information and not adjusted.

Lastly, the Company and Utz respectfully advise the Staff that they have carefully considered CDI 101.05 and have revised the reconciliation of Further Adjusted Net Sales (formerly Pro Forma Adjusted Net Sales in the Initial Registration Statement) and Further Adjusted Gross Profit (formerly Pro Forma Adjusted Gross Profit in the Initial Registration Statement) in the proxy statement/prospectus included as part of Amendment No. 1 to start with Pro Forma Net Sales and Pro Forma Gross Profit, respectively, as discussed in comment #3 above.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 55

5.	Staff’s Comment: We note your disclosure on page 55 that you have determined Collier Creek as the accounting acquirer and Utz as the accounting acquiree. Please explain why and provide us with your analysis which supports the company as the accounting acquirer when it appears upon completion of the business combination the sellers are expected to own 50.2% of the outstanding common company units in Utz and 100% of the Class V common stock in the company entitling the sellers to voting power commensurate with their equity ownership in Utz.

Response: The Company and Utz respectfully advise the Staff that the determination of Collier Creek as the accounting acquirer and Utz as the accounting acquiree was based on the application of U.S. GAAP and the guidance in ASC 805 and ASC 810.

Under GAAP, the general rule is if the entity acquired is a variable interest entity (“VIE”), the primary beneficiary of the acquired entity will be considered the accounting acquirer. The Company and Utz have determined that Utz will be structured as a substantive equivalent of a limited partnership under the terms of the Business Combination given that Collier Creek will hold 100% of the managing interest in Utz after transaction close, which the Company and Utz believe broadly gives Collier Creek the equivalent rights that a general partner would hold in a limited partnership. As there is a lack of kick-out rights and substantive participating rights, under ASC 810-10-15-14(b)(1)(ii), Utz would qualify as a VIE.

In determining the primary beneficiary of Utz, Collier Creek holds both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through the ownership of 100% of the managing interest in Utz, as well as the obligation to absorb losses and the right to receive the benefits that could be potentially significant to the VIE through the ownership of up to 49.8% of the outstanding common company units. The Company and Utz further note that the Sellers (as defined in the proxy statement/prospectus included as part of Amendment No. 1), notwithstanding their 50.2% voting interest in Collier Creek in the form of their shares of Class V common stock, do not have a controlling voting interest on the Collier Creek Board of Directors, which makes the key strategic decisions that govern the Utz partnership through its 100% managing member interest. This is further evidence that the Sellers do not have control of the combined company following the Business Combination. Therefore, as the primary beneficiary of the VIE, the Company and Utz have determined that Collier Creek will be the accounting acquirer.

If we seek shareholder approval, page 108

6.	Staff’s Comment: Please revise this risk factor to clarify that you are seeking shareholder approval and whether your affiliates are purchasing shares. Similarly, revise the last risk factor on page 109 to disclose whether third parties have brought claims against you and whether you obtained the waivers you mention.

Response: The Company acknowledges the Staff’s comment and has revised the referenced risk factors in accordance with the Staff’s comment.

Background of the Business Combination, page 155

7.	Staff’s Comment: Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, describe the transaction structure and valuations, and adjustments, mentioned in the last two paragraphs on page 156.

Response: The Company acknowledges the Staff’s comment and has revised the section entitled “Background of the Business Combination” beginning on page 157 of the proxy statement/prospectus included as part of Amendment No. 1 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 166

8.	Staff’s Comment: Item 601(b)(8) of Regulation S-K requires a tax opinion when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Given your disclosure in this section as well as the risk factors, please file a tax opinion.

Response: The Company acknowledges the Staff’s comment and has filed as Exhibit 8.1 to Amendment No. 1 an opinion of the Company’s counsel, Kirkland & Ellis LLP, with respect to the tax consequences of the Business Combination.

Shareholder Proposals 4 to 8, page 187

9.	Staff’s Comment: We note from your disclosure on page 131 that you will have a classified board upon completion of the transactions described in this filing. Please tell us why this change is not presented to your shareholders as a separate proposal.

Response: The Company acknowledges the Staff’s comment and has revised the proxy statement/prospectus included as part of Amendment No. 1 to include a separate proposal to its shareholders to approve the classification of the Company’s board of directors upon completion of the Business Combination.

Proposal No. 8, page 198

10.	Staff’s Comment: Please revise to present the change described in (3) as a separate matter to be proposed to your shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the proxy statement/prospectus included as part of Amendment No. 1 to include a separate proposal to its shareholders to approve the provision in the proposed certificate of incorporation of the Company following the Business Combination regarding making Delaware the exclusive forum for certain stockholder litigation and the U.S. federal courts the exclusive forum for certain stockholder litigation with respect to the Securities Act of 1933, as amended.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2019, page 209

11.	Staff’s Comment: For clarity, please indicate Utz Brand Holdings LLC and Subsidiaries and Affiliates column does not represent its historical results but rather pro forma to give effect to the Kennedy and Cooked Kitchen acquisitions.

Response: The Company and Utz acknowledge the Staff’s comment and have included in a note in the Unaudited Pro Forma Condensed Combined Financial Information on page 214 of the proxy statement/prospectus included as part of Amendment No. 1 to indicate that the Utz results of operations for the year ended December 29, 2019 are pro forma condensed combined results of operations which give effect to the acquisitions of Kennedy and Kitchen Cooked. The Company and Utz also have directed the reader to Note 4 for additional detail on those pro forma adjustments made to Utz’s historical results of operations.

Beneficial Ownership of Securities, page 255

12.	Staff’s Comment: Please identify the natural persons who have or share voting and/or dispositive powers with respect to the securities held by the entities listed in the table.

Response: The Company and Utz acknowledge the Staff’s comment and have updated the disclosure regarding the securities held by the entities listed in the table on page 259 of the proxy statement/prospectus included as part of Amendment No. 1. The Company and Utz have indicated that each of the boards of managers of Series U of UM Partners LLC and Series R of UM Partners LLC will, upon consummation of the Business Combination, ultimately exercise voting and dispositive power with respect to the shares of Class V common stock and any of the Company’s other securities issuable to Series U of UM Partners LLC and Series R of UM Partners LLC, respectively. Each such board of managers consists of seven members, which act by majority approval. Pursuant to the interpretations of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commonly known as the “rule of three” that arises from the position articulated by the Staff in the 1987 Southland Corp. no-action letter, the Company and Utz believe that, where voting and investment decisions of a company’s or its subsidiary’s portfolio securities are made by three or more individuals, and voting or investment decisions require the approval of a majority of those individuals, none of the individuals are deemed a beneficial owner of such portfolio securities.  Thus, the Company and Utz do not believe that any individual member of the boards of managers of Series U of UM Partners LLC and Series R of UM Partners LLC exercises voting or dispositive power with respect to the Company’s securities.

In addition, the Company respectfully advises the Staff that, with respect to certain entities listed in the table, the Company has relied on statements filed by such entities pursuant to Section 13(d) or 13(g) of the Exchange Act in accordance with Instruction 3 to Item 403 of Regulation S-K.

Independent Operator Conversions, page 287

13.	Staff’s Comment: We note your plans to transition Company-Owned routes to Independent Operators (IO) routes with a completed transition expected in 2021. To help investors better understand your disclosure, please disclose the costs incurred to date as well estimated costs you expect to incur to complete the transition to the new IO model, if material.

Response: The Company and Utz acknowledge the Staff’s comment and have included on page 290 of the proxy statement/prospectus included as part of Amendment No. 1 and in this response additional detail on the costs incurred and estimated costs expect to incur to complete IO conversion.

In the past, when Utz converted RSP routes to IO routes, Utz generated income of $8.6 million, $8.3 million and $11.4 million in fiscal 2019, fiscal 2018 and fiscal 2017, respectively, by selling the distribution rights to routes and by selling used trucks to the IOs. Correspondingly, Utz incurred severance expenses of $0.9 million, $2.5 million and $2.9 million in fiscal 2019, fiscal 2018 and fiscal 2017, respectively, because Utz terminated the employment of the RSPs who were operating these routes for Utz. In addition, Utz invested $0.6 million and $0.6 million in fiscal 2019 and fiscal 2018, respectively, in the markets in which these newly converted IOs operate in order to support these small businesses establishing themselves in the initial days and weeks of their operations. These investments ranged from helping them with start-up costs and buying back out-of-code product for a few days after conversion. The Company and Utz respectfully advise the Staff that the costs to complete the IO conversion initiative are estimated to be immaterial.

Cost of goods sold and Gross Profit, page 292

14.	Staff’s Comment: You disclose that the conversion of RSP routes to IOs, Kennedy, and higher input costs, are the three drivers of the decrease in gross profit for fiscal 2019 as compared to 2018. Please revise to quantify the impact on gross profit for each disclosed driver. Please also quantify the impact of the disclosed drivers in your Selling and Administrative discussion.

Response: The Company and Utz acknowledge the Staff’s comment and have included on page 295 of the proxy statement/prospectus included as part of Amendment No. 1 and in this response additional detail on the quantitative impact of these drivers.

Utz’s gross profit for fiscal 2019 was $253.8 million, a $12.9 million and 4.8% decrease, compared to gross profit of $266.7 million for fiscal 2018. The decrease in gross profit in fiscal 2019 was made up of a $16.8 million reduction due to conversion of RSP routes to IOs, $5.4 million increase due to the Kennedy acquisition, and $1.5 million reduction primarily due to higher input costs.

Utz’s selling and administrative expenses for fiscal 2019 were $228.3 million, a $23.1 million and 9.2% decrease, compared to selling and administrative expenses of $251.4 million for fiscal 2018. The decrease in selling and administrative expenses for fiscal 2019 was primarily made up of $18.0 million reduction driven by conversion of RSP operated routes to IOs over the course of fiscal 2018 and fiscal 2019. IO conversions resulted in decreased RSP compensation and benefit costs, fleet expenses, and sales management costs in fiscal 2019. Selling and administrative expenses also decreased by $6.7 million primarily due to a full year of benefit from integration-related cost savings realized from the acquisition of Inventure Foods. These decreases were partially offset by $1.6 million of increased marketing investments for sponsorships in fiscal 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz Application of Critical Accounting Policies and Estimates Revenue Recognition, page 303

15.	Staff’s Comment: We note you estimate trade promotions that are made using various techniques including historical data on performance of similar promotional programs. We also note in 2019, you implemented a system that improved your ability to analyze and estimate the reserve for unpaid costs relating to your promotional activities and differences between estimated expense and actual redemptions are recognized as a change in management estimate as the actual redemptions incurred. In this regard, please tell us the whether the historical differences between management estimate and actual were material for each period presented and if so, please quantify the amounts. Additionally, it appears from your disclosure on page 297 that using the system implemented in 2019 you would have adjusted your estimate by 6.8, 3.6 and (0.7) million for the fiscal years ended 2019, 2018 and 2017, respectively, based upon improved information. Please advise.

Response: The Company and Utz respectfully advise the Staff that the historical differences between management estimate and actual were determined to be not material for fiscal years 2017 and 2018 GAAP financials. Utz specifically considered the guidance in ASC 250-10-50-4 with respect to disclosures for changes in accounting estimates for its fiscal 2019 financial statements and determined that additional disclosure was not required as the change in estimate was not material to the fiscal 2019 financial statements. The Company and Utz respectfully advise the Staff that disclosures on page 297 in the proxy statement/prospectus to the Initial Registration Statement and page 300 of the proxy statement/prospectus included as part of Amendment No. 1 represent adjustments to the Adjusted EBITDA non-GAAP measure to present the actual 12 months trade spend expense of Utz specifically attributable to the periods presented as a result of the availability of improved data to more accurately estimate the portion of trade spend reserve for claims incurred but not received for each period as discussed in the responses above to the Staff’s comment #3.

Segment Reporting, page F-41

16.	Staff’s Comment: We note you operate in one reportable segment: manufacturing, distribution, marketing and sale of snack food products. In your Brands disclosure, on page 272, you note that you manage your “portfolio of brands by strategically segregating it into Power Brands and Foundation Brands.” Please explain to us the factors you considered in concluding that you operate as one reportable segment pursuant to ASC 280-10-50. Tell us how you considered the significant differences in annual revenue growth rates between the two segregated groups and any differences in gross margins when applying any such aggregation guidance. Specifically, we note from disclosures contained in your filing that certain of your power brands enjoy a combination of higher growth and margins. Describe the level of financial information available for Power Brands and Foundation Brands beyond revenues, including what costs are allocated and what costs are not allocated to each group.

Response: The Company and Utz respectfully advise the Staff that the determination that Utz operates in one reportable segment is based on its analysis of operating segments as prescribed by ASC 280-10-50-1.

ASC 280-10-50-1 defines an operating segment as a component of an enterprise that has the following characteristics: “a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity). b. Its operating results are regularly reviewed by the public entity's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. c. Its discrete financial information is available.”

We operate in one operating segment because both (a) our CODM does not regularly review operating metrics for Power versus Foundation Brands (other than revenue) and (b) discrete financial information for Power versus Foundation Brands (other than revenue) is not readily available.

In assessing whether discrete financial information is available, the Company and Utz note that the only financial information regularly available at the Power Brands and Foundation Brands level is revenue which in and of itself would not typically constitute discrete financial information.

Our internal systems do not currently create regular reports allocating cost of sales, distribution costs or G&A by brands or presenting gross margins or operating margins by brands. We operate our business from an operating standpoint as one segment. For instance, we procure common raw materials through a central procurement function for both Power and Foundation Brands; we manufacture both Power and Foundation Brands in the same manufacturing facilities (and our systems currently do not allocate certain labor, indirect overheads, or other cost of sales by brand); we distribute both Power and Foundation Brands using shared warehouses, trucks and distribution assets; and a common back-office organization handles all finance, general & administrative matters for the entire business. We also do not have separate general managers for Power Brands and Foundation Brands. As noted below, we have created at certain moments in time, analyses of gross margin by brand using certain one-time data pulls from our systems and management allocations of shared expenses; however, we do not produce this information on a regular basis due to constraints imposed by our systems and due to the time-consuming nature of such analyses. Consequently, we do not believe we have “discrete financial information available” for Power Brands versus Foundation Brands.

Our determination is further supported by the management reporting packages that are reviewed by our Chief Executive Officer, who is also our CODM. Due to the lack of regularly available financial information (including gross margin) by brand grouping, the CODM reviews operating results and evaluates performance at the consolidated company level of Utz versus at a brand level (other than revenues).

Given the foregoing, the Company and Utz have determined that only the consolidated entity represents an operating segment. Given that there was only one operating segment identified, there was no consideration of the aggregation guidance.

We note that while the Company and Utz have disclosed that certain Power Brands enjoy a combination of higher growth and margins, this statement is based on a specific analysis, including cost allocation estimates, completed by management and not regularly part of the company’s normal financial reporting packages or part of the CODM’s regular assessment of operating results.

UM-U Intermediate, LLC and Subsidiaries and Affiliates Operations and Summary of Significant Accounting Policies Distribution Route Sales and Acquisition Transactions, page F-42

17.	Staff’s Comment: Please explain to us in greater detail, the nature and terms of your IO arrangements. In this regard, we note you acquire and sell distribution rights to a defined route to independent operators. We note as part of these arrangement, third-party financing may be required to purchase the rights, and may also require you to repurchase the rights in the event the IO defaults on its loan as well as provide guarantee agreements with the third-party lender. Please explain in detail how you account for the sale of the distribution rights (newly created and reacquired existing routes) to IOs, including any financing guarantees required as part of the arrangements. As part of your response, tell us your consideration of licensing guidance pursuant to ASC 606-10-55-54 to 58C and provide the relevant guidance you relied up in determining the appropriate accounting treatment.

Response:

Independent Operator (“IO”) Arrangements

Utz has undertaken a strategic initiative to sell certain distribution routes to IOs. Those IO routes can be either (1) newly-created or existing routes that are managed by Utz or (2) routes that were reacquired by Utz from an IO upon termination, default, or material breach of a previous IO arrangement. Such a transaction involves the sale of the route distribution rights in addition to the execution of an ongoing IO distribution agreement. The sale of the distribution route to the IO is accounted for as the sale of an intangible asset in accordance with ASC 610-20, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets. Pursuant to the guidance, Utz recognizes a gain or loss from the sale of the route intangible asset as the difference between the transaction price and the carrying amount of the route intangible asset. The gain or loss on the sale of routes is separately presented on the Consolidated Statements of Operations in operating income. The sale is recognized at a point in time when Utz transfers control of the distribution rights to the IO when the sale occurs. Further, the IO distribution agreement generally grants the IO the ability to subsequently transfer or sell the distribution rights to another party, given that the IO first gives Utz (or its assignees) the opportunity to match the purchase price.

Utz’s carrying values of the routes is dependent on whether they are newly-created or existing routes managed by Utz or are reacquired from IOs. Pursuant to ASC 350-30-25-3, newly-created or existing routes that are internally developed by Utz are not recognized as intangible assets because they have indeterminate lives due to the perpetual nature of the exclusive distribution rights. As such, newly-created or existing routes typically do not have a cost basis at the time of sale. Accordingly, upon the sale of the route, a gain is recognized for the total amount of the transaction price. The Company and Utz expect to record a value for the remaining routes managed by Utz acquired in this transaction in accordance with ASC 805, Business Combinations, which is included in Utz’s Net assets acquired in the Unaudited Pro Forma Financial Information.

In accordance with ASC 350-30-25-1, routes that are reacquired by Utz from an IO are recognized as an intangible asset. The initial measurement of the route intangible assets is recorded at the fair value of the consideration provided, including either cash to the IO or the payout of the outstanding loan balances. Upon the subsequent resale of the route, a gain or loss is recognized based on the difference between the sale price and the carrying value of the route intangible asset.

In the event that an IO distribution agreement is terminated, Utz may have the option to repurchase the route from the IO. In the case of termination due to material breach by the IO, the IO may request during a certain period of time that Utz repurchase the distribution rights at a contractually determined price in the distribution agreement. However, the decision whether to repurchase the distribution rights of the IO is at the sole discretion of Utz, and therefore the Company and Utz do not believe that any contingent obligation to repurchase routes impacts the recognition point of the route sales.

Accounting for Financing Arrangement with IOs

Consideration to Utz in sales of routes to IOs can be in the form of cash (either paid directly by the IO or financed through a third-party lender – see below) or a note receivable to Utz, or a combination of both. Prior to fiscal 2019, Utz typically issued a long-term, interest-bearing note receivable due from the IO to Utz for 100% of the sale price of the route. Accordingly, notes receivable were recorded by Utz on its balance sheet as the notes receivable were directly held with Utz. In fiscal 2019, Utz sold a portion of such notes receivable to Bank of America, but that did not qualify for sale accounting treatment under ASC 860, Transfers and Servicing; as a result, the notes receivable sold remained on Utz’s balance sheet in addition to a notes payable that represents an obligation owed by the IOs to Bank of America. The obligations owed by the IOs to Bank of America are partially guaranteed by Utz, generally capped at 25% of the outstanding loan balance.

In years prior to fiscal 2019, Utz offered another arrangement to IOs with M&T Bank in which Utz was involved in the lending arrangement between the IO and M&T Bank, for which they provided M&T a 100% guarantee on the loan. Additionally, based upon the agreement, Utz was required to continue to make all required payments due on the loans to the Lender, should an IO default or have the inability to make the required payments. Regardless of the guarantee, a receivable and a payable were recorded gross on the balance sheet for such arrangement between Utz, IOs and M&T Bank.

In fiscal 2018 and fiscal 2019, Utz offered another form of arrangement to IOs with Cadence Bank and Bank of America that afforded Utz the ability to provide financing arrangements directly between the IOs and such banks that are off balance sheet. As part of those arrangements, Utz agreed to help secure the installment loans between the IOs and the third-party lenders and partially guarantee the loans that are made between an IO and the banks; those guarantees are generally capped at 25% of the outstanding loan balance. The guaranteed loans are collateralized by the routes for which the loans are made. Accordingly, Utz has the ability to recover substantially all of the outstanding loan value upon default by reclaiming the route (at its sole discretion). We note that Utz is not required to repurchase the IO routes; rather they serve as collateral against the loan guarantee. Based on the terms of the off-balance sheet loan guarantees and low historical default rates, Utz has not recognized a guarantee obligation because Utz believes that such guarantee obligation is not material to its business.

Evaluation of licensing guidance

In accounting for the sale of the distribution rights, Utz determined that the transactions were not licensing arrangements in accordance with ASC 606-10-55-54 through 55-58. A licensing arrangement involves granting a customer the rights to intellectual property of the entity. However, Utz has not identified any intellectual property for which the IO receives a license. The IO routes are not intellectual property in their own right, as the right to distribute products within a specified area of responsibility does not constitute a product of intellect. The IO does get the use of intellectual property (tradename/brands), but that right of use is linked solely with the sale of products under the IO distribution agreement. The use of the trademarks would be inseparable from the product. The IO can’t use the trademark for other products or other reasons without approval. The product is the predominant item and the access and use of the name, marks, logo, etc. is more protective for Utz and is limited in breadth.

Revenue Recognition, page F-44

18.	Staff’s Comment: We note from disclosures included elsewhere in the filing that you have determined IOs to be your customers pursuant to revenue recognition guidance under US GAAP. In this regard, please explain for us in greater detail the nature and terms of your revenue contracts with IOs, including IO discounts. As part of your response, please tell us how these arrangements compare to your third-party distributor arrangements who are responsible for selling your products to our customers.

Response:

Nature and Terms of IO Revenue Contracts

IOs are independent third-party businesses that own their own trucks and distribution routes. The business relationship is established with an IO under a distribution agreement that details the operating parameters of the relationship, including, but not limited to, payment terms, distribution routes, pricing, and delivery methods. This agreement is negotiated at the start of the relationship and any further amendments or changes are rare.

The majority of IOs effectively “shop” at an Utz distribution center at least weekly. Once they are ready to check-out of the facility, a warehouse attendant will scan all the products purchased by the IO and an invoice is created. Revenue is recognized by Utz after check out and invoice creation. IOs also have the ability to order directly from Utz. In these cases, Utz “picks” the IO’s order and ships the order directly to the IO. Revenue is recognized by Utz once the order is shipped.

IOs deliver directly to individual stores and customers within their defined sales territory. IOs generally utilize the Utz central billing process (credit customers) or collect payments directly from the retail store upon delivery. Any payments collected by the IO is retained by the IO. Central bill credit invoices are used as an offset in the weekly IO settlement process to net down amounts due from the IO for purchases and other items. Further, under the central billing process, billings to credit customers are processed and reflected on Utz’s DSD accounts receivable aging. No revenue is recognized by Utz on these transactions because revenue was already recognized by Utz upon the sale of product to the IO. Despite the central billing and collection process, the IO is contractually at risk for any payments that Utz deems uncollectible from retail customers.

IO Discounts

For sales to IOs, product prices are determined based on the actual product price charged to the retail store as IO product prices are determined based on the final retail store price less a percentage discount provided to the IO (the “IO Discount”), which effectively represents the fees paid to the IOs for distributing the product. As volume and type of products, as well as the end retail price, that will be purchased by retail stores are generally uncertain when IOs pick up products from Utz, product sales price to IOs are considered variable consideration. The expected value method is applied to determine product sales price to IOs based on weighted average selling price of products to retail stores which is then reduced by a fixed IO Discount percentage. The “expected value” sales prices are charged in the IO invoices, and will be adjusted based on the actual sales price to the retail store net of the IO Discount percentages through a weekly true-up settlement process. Utz keeps an appropriate sales reserve associated with this settlement process.

IO Revenue Contracts Versus Third-Party Distributor Revenue Contracts

IO revenue contracts are substantially the same as revenue contracts with third-party distributors. The two primary differences between IO revenue contracts and third-party distributor contracts are the margins, or the percentage discount discussed above, as well as the population of distributors that are on the Utz central billing process. Neither of these factors impacts the revenue recognition method and as such are accounted for consistently.

19.	Staff’s Comment: If your revenue contracts with third party distributors and IO differ from your contracts with other customers (e.g. supermarkets, mass merchandisers, club stores, dollar and discount stores, convenience stores, independent grocery stores, drug stores and food service, vending, military, and other channels), please explain and revise your revenue footnote to include appropriate disclosure in accordance with ASC 606-10-50, if material.

Response:

Contracts with customers

The Company and Utz respectfully advise the Staff that the revenue contracts with third-party distributors and IOs do not differ materially from Utz’s contracts with the other sales channels Utz has listed based on the application of GAAP and the guidance in ASC 606.

Utz first considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors pursuant to ASC 606-10-50-5 and ASC 606-10-55-89. When considering this, Utz notes that the business relationship with its customers outside of its third-party distributors and IOs is typically established pursuant to a written agreement, and invoicing occurs and revenue is recognized when products are shipped or when the customer picks up the products at an Utz facility. This arrangement is similar to the contractual terms of Utz’s other sales channels and is therefore economically similar to its revenue contracts with both third-party distributors and IOs. Further, the same risk profile exists across all of its sales channels. As a result, Utz believes that the economic factors impacting the nature, amount, timing and uncertainty of revenue and cash flows impact all of Utz’s sales channels consistently.

Utz then considered how information about the entity’s revenue has been presented for other purposes pursuant to ASC 606-10-55-90 as well as the example categories that may be appropriate to present disaggregated revenue information pursuant to ASC 606-10-55-91. Utz notes that separate disclosure of its revenue by sales channel is not presented elsewhere in the Initial Registration Statement, which is based on the discussion in the preceding paragraph. Further, Utz also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels. After analysis of these factors, Utz determined that all of its contracts have the same types of customers, the same type of services fees, similar contract duration, and the same transfer of services, and similar geographical regions; thus, the economic factors affecting its contracts with customers do not vary significantly. Furthermore, although sales channels is specifically referenced as an illustrative example of disaggregated revenue outlined in the accounting guidance, given the above discussions, the Company and Utz believe that further disaggregation by sales channel is not necessary and does not provide pertinent information to financial statement users.

20.	Staff’s Comment: Please tell us your consideration of providing disaggregated revenue disclosures such as by Power Brands and Foundation Brands categories pursuant to ASC 606-10-50-5.

Response: The Company acknowledges the Staff’s comment and notes that, pursuant to ASC 606-10-50-5, it considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. In determining the appropriate disaggregation, the Company also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels.

After analysis of these factors, Utz determined that all of its contracts have the same types of customers, the same type of services fees, similar contract duration, and the same transfer of services, and similar geographical regions; thus, the economic factors affecting the Company’s contracts with customers do not vary significantly. Furthermore, while Utz has grouped its brand portfolios into Power Brands and Foundation Brands, there is not a materially different risk profile amongst the brand groups and brand groupings do not have a direct impact on the nature, amount, timing and uncertainty of revenue and cash flows. Therefore, the Company believes disaggregating revenue by brand would not be required per ASC 606-10-55-91 as the economic factors affecting each brand group are not dissimilar.

Within Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz (“MD&A”), Utz determined that, although not required under ASC 606-10-50-5, it would be meaningful to the readers of the proxy statement/prospectus included as part of the Registration Statement on Form S-4 filed by the Company with the Commission to present disaggregated revenue trends for Utz’s type of goods or services, specifically Power Brands and Foundation Brands. Per S-K 303(a)(3), the Company believes that providing the disaggregated revenue trends by brand group in MD&A provides additional detail around the significant components of revenue that are useful for the reader to fully understand the Company’s results of operations. While the brand groupings are not affected differently by economic factors, the brand groupings do have different growth rates. Therefore, the Company elected to discuss net sales by brand group within the results of operations.

Notwithstanding the preceding, as the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary.

Exhibits

21.	Staff’s Comment: Please file the consent of counsel whose advice is referenced on page 102.

Response: The Company respectfully advises the Staff that it has removed the reference to advice received from Cayman Islands counsel.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,
/s/ Jason K. Giordano
Jason K. Giordano

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Larry P. Laubach, Esq.
Jeremiah G. Garvey, Esq.

Cozen O’ Connor P.C.